

March 8, 2013

Via E-mail
Elchanan Menachem Grossbaum
Chief Executive Officer
Olivia Inc.
8605 Santa Monica Blvd #88454
Los Angeles, California 90069

>   **Re: Olivia Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 13, 2011**
>   **File No. 333-186629**

Dear Mr. Grossbaum:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

> Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your disclosure relating to the various exemptions that are available to you in connection with your status as an "emerging growth company." Please consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   We note your disclosure that you are a development-stage company that intends to engage in the online bread club industry. We note further that:

- you have not generated revenues to date and have a limited operating history,

- you have two officers and directors (who you expect to work up to only five or 10 hours per week), in each case which you suggest at page 10 may be "[in]sufficient to successfully operate [y]our business,"

- you are unable to provide a timeline for the implementation of your business plan,

- your officers and directors do not have significant experience in starting an online bread company,

- you have no customers, and

- you have taken no steps to identify future sources of financing, which you state at page 6 is necessary to begin generating revenues.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain in necessary detail why Rule 419 does not apply.

Prospectus Cover Page

4.   We note that all the proceeds of the offering are non-refundable, "except as may be required by applicable laws." Please revise your disclosure elsewhere to provide a discussion of such exceptions and to provide a cross-reference here to the discussion.

Our Offering, page 5

5.   We note that you may extend the offering at your discretion. Please revise to discuss how you will notify investors of any such extension.

6.   We note your disclosure on the prospectus cover page that there is the possibility that the amount raised in the offering may be minimal and might not even cover the costs of the offering, which you estimate will be $18,000. Please revise your disclosure under "—Use of Proceeds" to indicate, if true, that the proceeds of the offering will be used towards the expenses of the offering.

Business Summary, page 6

7.   We note your disclosure that your activities to date have been limited to developing your business plan relating to the online bread club. Please revise your disclosure to describe (i) your business plan and (ii) the activities conducted to date in developing the plan. In this regard, we note, for example, your disclosure elsewhere that you are unable to provide a timeline of your plan's implementation and that you have not developed a Website or software relating the bread club.

Risk Factors, page 7

Our offering is being conducted by our officers and directors…, page 7

8.   To the extent you retain this risk factor, please revise to remove any suggestion that the disclosure contained in your registration statement may not be accurate. We remind you that under the federal securities laws, the company is responsible for all information contained within its registration statement.

We are a new company with no operating history…, page 9

9.   Please revise to describe what you mean by "conceptual development."

Use of Proceeds, page 19

10.   We note your disclosure on the prospectus cover page that there is the possibility that the amount raised in the offering may be minimal and might not even cover the costs of the offering, which you estimate will be $18,000. We also note your disclosure that you will pay all expenses incurred in the offering. We also note your disclosure that you will utilize $20,000 cash on hand. Please revise your disclosure to clarify, if true, that not all of the cash on hand will be used towards the offering expenses and to discuss how you intend on paying the offering expenses if (i) you do not raise enough money through the offering and (ii) will not use all of the cash on hand.

Business Description, page 23

Strategy and Services, page 24

11.   We note your disclosure that you believe there is a strong need for an online artisan bread
        club. In view of your disclosure that you have not "accomplished any of [y]our intended
        efforts to date" and that your officer and director have little experience in this industry,
        please revise your disclosure to discuss the basis for your belief, including by discussing
        whether (and, if so, to what extent) you have conducted any preliminary research to this
        end. In this regard, we note your reference at page 28 relating to your "initial research."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

Results of Operations, page 28

12.   Please revise your disclosure to provide your results of operations for the last two most
        recent fiscal years, using year-to-year comparisons. See Item 303(a) of Regulation S-K,
        including Instruction 1 thereto.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page F-2

13.   We note that your auditor has expressed an opinion on your financial statements as of
        December 31, 2012 and 2011, and for the period from August 02, 2011 (inception date)
        to December 31, 2012. Please obtain a revised report from your auditor that clarifies, in
        both the first and third paragraphs, whether the year ended December 31, 2012 and the
        period from August 02, 2011 (inception date) to December 31, 2011 were also audited, as
        you will need an audit of these periods to comply with Article 8 of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jonathan D. Strum